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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                SCHEDULE 13D/*/
                   Under the Securities Exchange Act of 1934
                                (Amendment No.3)
                      -----------------------------------

                                   HEI, Inc.
                           (Name of Subject Company)
                      -----------------------------------

                              FANT INDUSTRIES INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                      -----------------------------------

                                   404160103
                     (CUSIP Number of Class of Securities)
                      -----------------------------------

                                ANTHONY J. FANT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FANT INDUSTRIES INC.
                              2154 HIGHLAND AVENUE
                              BIRMINGHAM, AL 35205
                           TELEPHONE: (205) 933-1030
      (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                   Copies To:

                             MICHAEL A. KING, ESQ.
                                BROWN & WOOD llp
                             ONE WORLD TRADE CENTER
                            NEW YORK, NY 10048-0557
                           TELEPHONE:  (212) 839-5546
                      -----------------------------------

                           CALCULATION OF FILING FEE


 TRANSACTION VALUATION/1/                              AMOUNT OF FILING FEE/2/
--------------------------                             -----------------------
        $3,743,088                                              $749.00


/1/ Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 467,886 shares of Common Stock, par value $0.05 per share, of HEI, Inc. for $8.00 net per share in cash.

/2/  1/50 of 1% of Transaction Valuation.

/*/  This Statement is also being filed to satisfy the reporting requirements of
     Section 13(d) of the Securities Exchange Act of 1934, as amended, and shall constitute an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998 by Anthony J. Fant, as amended.

/_/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    Not applicable.  FILING PARTY:  Not applicable
FORM OR REGISTRATION NO.:  Not applicable.  DATE FILED:     Not applicable

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CUSIP NO. 404160103             14D-1                   Page 1 of 2 Pages
          ---------                                     -----------------


1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

    Fant Industries Inc.
        63-119462

2)  Check the Appropriate Box if a Member of a Group*

     (a)  [X]
     (b)  [X]

3)  SEC Use Only


4)  Sources of Funds*


     WC, AF, OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e)or 2(f) [X]

6)  Citizenship or Place of Organization


     Delaware

7)   Aggregate Amount Beneficially Owned by Each Reporting Person


     10,000 Shares

8)   Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares*   [ ]


9)   Percent of Class Represented by Amount in Row 7


     Less than one percent

10)  Type of Reporting Person*


     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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CUSIP NO. 404160103             14D-1                   Page 2 of 2 Pages
          ---------                                     -----------------


1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

     Anthony J. Fant

2) Check the Appropriate Box if a Member of a Group*


     (a) [X]
     (b) [X]

3) SEC Use Only


4) Sources of Funds*


     PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Item 2(e)or 2(f)   [ ]


6) Citizenship or Place of Organization


     United States

7) Aggregate Amount Beneficially Owned by Each Reporting Person


     734,900 Shares

8) Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares*   [ ]


9  Percent of Class Represented by Amount in Row 7


     18.1%

10) Type of Reporting Person*


     IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       3
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     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1")
relates to the offer by Fant Industries Inc., a Delaware corporation (the "Bidder"), to purchase up to 467,886 shares of common stock, par value $0.05 per share (the "Shares"), of HEI, Inc., a Minnesota corporation (the "Company"), or such greater number of Shares that will equal 11.5% of the Shares outstanding as of the date Shares are accepted for payment, in each case together with the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 27, 1988 (the "Rights Agreement"), as amended, between Target and Norwest Bank Minnesota, N.A., as a Rights Agent, at a price of $8.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1) SECURITY AND SUBJECT COMPANY.
     --------------------------------

    (a) The name of the subject company is HEI, Inc., a Minnesota corporation and the address of the Company's principal executive office is P.O. Box 5000, 1495 Steiger Lake Lane, Victoria, MN 55386.

    (b) The class of securities to which this Statement relates is the common stock, par value $0.05 per share, of the Company, including the Rights. The information set forth in the Introduction and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 5 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2) IDENTITY AND BACKGROUND.
     ---------------------------

     (a)-(d), (g) This statement is being filed by Fant Industries Inc., a Delaware corporation (the "Bidder"). Information regarding the Bidder's principal business and address of its principal office is set forth in Section 7 ("Certain Information Concerning Purchaser") of the Offer to Purchase and is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years, the citizenship of each director and executive officer of the Bidder, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (e)-(f) Neither the Bidder nor, to the best knowledge of the Bidder, any of the directors or executive officers of the Bidder, has during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                                       4
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ITEM 3) PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the introduction, Section 7 ("Certain Information Concerning Purchaser") and Section 9 ("Background and Purpose of the Offer; Plans for the Company") of the offer to Purchase is incorporated herein by reference.

ITEM 4)  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 8 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference. The Form of Margin Agreement of Purchaser and the Letter of Guarantee, dated March 9, 1998, executed by Anthony J. Fant attached hereto as Exhibits (b)(1) and (b)(2), respectively, are incorporated herein by reference.

ITEM 5)    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.


     (a)-(e) The information set forth in the Introduction and Section 9 ("Background and Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 11 ("Effect of the Offer on the Market for the Shares; Stock Quotations; Registration Under the Exchange Act; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6)  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     -------------------------------------------------

     (a) The information set forth in the Introduction and Section 7 ("Certain Information Concerning Purchaser") of the Offer to Purchase is incorporated herein by reference. Such information with respect to the Bidder is current through the date hereof.

     (b) The information set forth in Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 7) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 7 ("Certain Information Concerning Purchaser") and Section 9 ("Background and Purpose of the Offer; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8)  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.


     The information set forth in the Introduction and Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

                                       5
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ITEM 9)  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.


          Not applicable. The Bidder was formed on February 24, 1998 solely for the purpose of acquiring and holding Shares of the Company, and its sole shareholder is a natural person, Anthony J. Fant. The Bidder has conducted no operations. The Bidder's assets consist solely of $2 million cash, plus interest thereon, and 10,000 Shares of the Company, all of which was contributed by Mr. Fant. The Bidder's shareholder's equity consists of 1,000 shares of common stock, no par value, all of which is held by Mr. Fant. The Bidder has no liabilities. The Bidder's only source of income is interest earned on the cash held by it. The information set forth in Section 8 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 10)  ADDITIONAL INFORMATION.


     (a) The information set forth in Section 9 ("Background and Purpose of the Offer; Plans for the Company") of the Offer to Purchase in incorprated herein by reference.

     (b)-(c) The information set forth in the Introduction, SECTION 9 ("Background and Purpose of the Offer; Plans for the Company") and Section 13 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 11 ("Effect of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), is incorporated herein by reference.

ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.


(a) (1)   OFFER TO PURCHASE, DATED MARCH 10, 1998.

    (2)   Letter of Transmittal with respect to the Shares and Rights.

    (3)   Notice of Guaranteed Delivery.

    (4) Letter, dated March 10, 1998, from the Bidder to brokers, dealers, banks, trust companies and other nominees.

    (5) Form of letter to clients for use by brokers, dealers, banks, trust companies and other nominees.

    (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (7)   Press Release, dated March 4, 1998, issued by the Bidder.

                                       6
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    (8)   Summary Advertisement as published on March 10, 1998.

 (b)(1)   Form of Margin Agreement.

    (2)   Letter of Guarantee, dated March 9, 1998, executed by Anthony J. Fant.

 (c) Not applicable.

 (d) Not applicable.

 (e) Not applicable.

 (f) Not applicable.

                                       7
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                                   SIGNATURES

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 1998


                              By: /s/ Anthony J. Fant
                                 -------------------------------
                                 Anthony J. Fant
                                 President and Chief Executive Officer
                                 Fant Industries Inc.

                                       8
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                                 EXHIBIT INDEX

  EXHIBIT NO.       DESCRIPTION
----------------    --------------------------------------------------------
  (a) (1)           Offer to Purchase, dated March 10, 1998.

      (2)           Letter of Transmittal with respect to the Shares and Rights.

      (3)           Notice of Guaranteed Delivery.

      (4) Letter, dated March 10, 1998, from the Bidder to brokers, dealers, banks, trust companies and nominees.

      (5) Form of letter to clients for use by brokers, dealers, banks, trust companies and nominees to their clients.

      (6)           Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.

      (7)           Press Release, dated March 4, 1998, issued by the Bidder.

      (8)           Summary Advertisement as published on March 10, 1998.

   (b)(1)           Form of Margin Agreement.

      (2)           Letter of Guarantee, dated March 9, 1998, executed by
                    Anthony J. Fant.

   (c)              Not applicable.

   (d)              Not applicable.

   (e)              Not applicable.

   (f)              Not applicable.

                                       9